Mail Stop 3561

September 15, 2009

Via Fax & U.S. Mail

Mr. Mark M. Ham IV
Chief Financial Officer
1385 Collier Road NW
Atlanta, Georgia 30318

> **Re:** **Cagle's, Inc.**
> **Form 10-K for the year ended March 28, 2009**
> **Filed June 17, 2009**
> **File No. 001-07138**

Dear Mr. Ham:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended March 28, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

– Year 2008 Compared to 2007, page 10

1. In addition to quantifying the changes in income statement line item amounts between years, please revise your discussion in future filings to discuss the <u>reason</u> for such changes. For example, you disclose that cost of sales increased 15.6% in 2008 as compared to 2007, but you do not give the reason for this increase in cost of sales. Please revise future filings accordingly.

– Financial Condition and Liquidity, page 10

2. We note your disclosure that you received a temporary modification to the long-term revolving line of credit whereby the tangible net worth requirement has been lowered from $35 million to $30 million through January 2, 2010. In light of the fact that Note 3 discloses several modifications and amendments to the revolving line of credit agreement, we believe that this section of MD&A should also discuss the existence of any recent waivers or amendments to credit agreements and loans and management's expectation for compliance in the future. Your disclosure should also include the non-compliance with the term note payable debt covenants disclosed in Note 3 and the waivers received.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 14

3. We note that your line of credit is subject to variable interest rates. Please revise this section in future filings to include a discussion of interest rate risk using one of the three disclosure alternatives set forth in Item 305 of Regulation SK. We note that you have included a sensitivity analysis of interest rate risk in your Risk Factors section on page 3. Your disclosure in Item 7A should be a similar disclosure or should refer directly to the disclosure on page 3.

Audited Financial Statements for the year ended March 28, 2009

Statements of Cash Flows, page 21

4. We note that on the statement of cash flows, the cash flows from investing activities include "proceeds from redemption of life insurance." Please tell us the nature of the proceeds received and your accounting treatment of those proceeds.

Notes to the Financial Statements

- General

5. We note your disclosure on page 4 that members of the Cagle's family beneficially own stock representing approximately 64% of the total voting stock of the Company and have the effective power to control the vote on substantially

all significant matters without the approval of other stockholders. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Note 1. Summary of Significant Accounting Policies

– d. Revenue Recognition, page 22

6. We note your disclosure that revenue is recorded net of any discounts, allowances and promotions. Please tell us the nature of the allowances and promotions and explain to us how you have accounted for them in accordance with EITF 01-09. Also, to the extent the amount of the promotions and allowances is material, please disclose the amount in the notes to the financial statements.

Note 3. Long-Term Debt, page 27

7. We note that several times in fiscal 2007, 2008 and 2009, your long-term revolving line of credit was amended. For each amendment or modification, please tell us how you accounted for the modification in accordance with EITF 98-14.

Note 4. Income Taxes, page 29

8. We note that for fiscal 2007 the reconciliation between income tax expense (benefit) computed at the federal statutory rate and the Company's income tax rate includes a reconciling item for "accounting method change." Please provide us more details of the nature of this accounting method change.

Schedule II Valuation and Qualifying Accounts, page 39

9. We note that the allowance for doubtful accounts has decreased from $637 at March 29, 2008 to $186 at March 28, 2009. In light of the increase in net sales during 2009 and slight decrease in gross accounts receivable at March 28, 2009, please explain to us why you believe the allowance for doubtful accounts is appropriately recorded at March 28, 2009.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(404) 355-9326